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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
United Planners' Financial Services of America, A limited partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Baker — (480) 991-0225
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2901 N. Central Avenue, Suite 1200	Phoenix	Arizona	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael A. Baker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A limited partnership, as of and for the years ended December 31, 2006 and 2005, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions


OFFICIAL SEAL
DIXIE MILLER
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires April 11, 2008



Signature

Vice President/Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

(x) ( ) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Partners' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors.
(x) ( ) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
(x) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).


SEC MAIL
RECEIVED
MAR 2007
WASH. D.C.
213

United Planners' Financial Services of America, A Limited Partnership

SEC I.D. No. 8-38485

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, Supplemental Report on Internal Control, and Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
Suite 1200
2901 N. Central Avenue
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

We have audited the following financial statements of United Planners' Financial Services of America, A Limited Partnership (the "Partnership") as of December 31, 2006 and 2005, and for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statements of Financial Condition	3
Statements of Income	4
Statements of Changes in Partners' Capital	5
Statements of Cash Flows	6
Statements of Changes in Liabilities Subordinated to the Claims of General Creditors	7

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (see page 15) of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Partnership as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Partnership's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2007

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CASH AND CASH EQUIVALENTS	$ 5,146,544	$ 4,369,422
COMMISSIONS RECEIVABLE	1,076,217	1,061,267
COMMISSIONS RECEIVABLE FROM AFFILIATE	71,255	69,275
PROPERTY—Net	231,278	286,139
SECURITY DEPOSITS	100,000	100,000
OTHER ASSETS	649,549	585,059
TOTAL	$ 7,274,843	$ 6,471,162
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES:		
Commissions payable and other liabilities	$ 3,784,933	$ 3,409,636
Due to affiliate—net	239,456	210,261
Total liabilities	4,024,389	3,619,897
COMMITMENTS AND CONTINGENCIES (Note 10)		
SUBORDINATED LOAN PAYABLE TO AFFILIATE		200,000
PARTNERS' CAPITAL:		
General partner	1,666,312	1,352,554
Limited partners	1,584,142	1,298,711
Total partners' capital	3,250,454	2,651,265
TOTAL	$ 7,274,843	$ 6,471,162

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commissions and income from principal transactions	$ 36,323,924	$ 32,616,889
Investment income	204,233	251,713
Other income	1,335,115	1,081,685
Total revenues	37,863,272	33,950,287
OPERATING EXPENSES:		
Commissions	31,250,209	28,069,682
Employee compensation and benefits	3,620,253	3,310,949
Rent	366,828	370,004
Office	340,628	244,335
Ticket charges	316,138	236,920
Advertising and sales	290,429	235,077
General and administrative	214,676	115,288
Professional services	81,331	154,756
Interest	12,789	85,579
Depreciation	74,747	81,993
Other	241,772	227,477
Total operating expenses	36,809,800	33,132,060
NET INCOME	$ 1,053,472	$ 818,227

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	General Partner's Capital	Limited Partners' Capital	Total
BALANCE—January 1, 2005	$ 1,069,565	$ -	$ 1,069,565
Reclassification of liability to limited partners' capital (Note 2)		1,101,799	1,101,799
Distributions	(93,500)	(244,826)	(338,326)
Net income—preferred return	42,782	33,875	76,657
Net income—residual allocation	333,707	407,863	741,570
BALANCE—December 31, 2005	1,352,554	1,298,711	2,651,265
Distributions	(170,000)	(284,283)	(454,283)
Net income—preferred return	59,128	50,722	109,850
Net income—residual allocation	424,630	518,992	943,622
BALANCE—December 31, 2006	$ 1,666,312	$ 1,584,142	$3,250,454

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,053,472	$ 818,227
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	74,747	81,993
Changes in assets and liabilities:		
Commissions receivable	(16,930)	164,704
Security deposits		20,000
Other assets	(109,338)	80,948
Commissions payable and other liabilities	375,297	396,016
Due to affiliate—net	29,195	14,802
Net cash provided by operating activities	1,406,443	1,576,690
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property	(19,886)	(56,204)
Payments received on notes to representatives	44,848	47,685
Net cash provided by (used in) investing activities	24,962	(8,519)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of subordinated loans payable to affiliate	(200,000)	(750,000)
Partners' capital distributions	(454,283)	(338,326)
Net cash used in financing activities	(654,283)	(1,088,326)
NET INCREASE IN CASH AND CASH EQUIVALENTS	777,122	479,845
CASH AND CASH EQUIVALENTS—Beginning of year	4,369,422	3,889,577
CASH AND CASH EQUIVALENTS—End of year	$ 5,146,544	$ 4,369,422
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for interest	$ 14,689	$ 85,196

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Subordinated loans—January 1, 2005	$ 950,000
Payment of subordinated loan	(750,000)
Subordinated loan—December 31, 2005	200,000
Payment of subordinated loan	(200,000)
Subordinated loan—December 31, 2006	$ -

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), a securities broker-dealer licensed in all states, is subject to regulation under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Partnership was formed on August 21, 1987. The General Partner of the Partnership is United Planners' Group, Inc. ("UPG"), an Arizona Corporation. UPG is a wholly owned indirect subsidiary of Pacific Life Insurance Company ("Pacific Life"). UPG's immediate parent is Pacific Select Group, LLC ("PSG").

Prior to January 1, 2006, UPG was a wholly owned subsidiary of Pacific Select Distributors, Inc. ("PSD"). Effective January 1, 2006, Pacific Life formed a new wholly owned subsidiary, PSG, a Delaware limited liability company, and contributed all entities and certain business activities relating to the ownership of PSD's subsidiaries to PSG. As a result, UPG became a wholly owned subsidiary of PSG as of January 1, 2006.

The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership. The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or the net trading profits after clearing fees on principal transactions. The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940. The Partnership's sales representatives are independent contractors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Partnership prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Commissions Receivable and Commissions Payable—Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments—The carrying amount of commissions receivable, commissions payable and other liabilities, and amounts due to affiliate approximates fair value due to the short-term maturity of those instruments.

Property—Property is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from three to eight years.

Security Deposits—Security deposits represent deposits maintained with clearing broker-dealers in connection with the use of their services.

Other Assets—Notes receivable are included in other assets and are carried at the lower of their carrying value or fair value. The carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

In 2005, the Partnership sold the shares of stock in Pacific Exchange Holdings for $148,320 and recognized a gain of $130,820, which is included in investment income.

Partner Withdrawal or Termination—In 2005, the Partnership amended its agreement so that a Limited Partner's interest is not mandatorily redeemable upon withdrawal or termination. Subsequent to the amendment, if a Limited Partner withdraws or is terminated, the Partnership may, at the discretion of the General Partner, acquire the interest at 80% of the Limited Partner's capital account unless the withdrawal is by reason of retirement, death, or disability whereby the interest may, at the discretion of the General Partner, be acquired at 100% of the Limited Partner's capital account. The General Partner has the right to suspend all or part of any distribution if the distribution would result in reducing the Partnership's regulatory net capital below the required net capital. As the Limited Partners' capital is no longer mandatorily redeemable, the Partnership has recorded the Limited Partners' capital as partners' capital.

Securities Transactions—Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Commissions and Income from Principal Transactions—The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various Limited Partnership offerings, insurance companies, and mutual funds, records commission income when earned as specified under the participating agreements. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes—The taxable income (loss) of the Partnership is allocated to the partners; accordingly, no charge or benefit for income taxes is included in the Partnership's financial statements.

Allocation of Profits and Losses and Cash Distributions—As detailed in the Limited Partnership Agreement, allocable profits and losses (as defined in the agreement) shall be allocated in a ratio of 45% to the General Partner and 55% to the Limited Partners. Limited Partners and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 31, 1993, were allocated 100% to the General Partner.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the discretion of the General Partner. For the years ended December 31, 2006 and 2005, the Preferred Return was $109,850 and $76,657, respectively.

Comprehensive Income—There are no differences between comprehensive income and net income on the accompanying statements of income.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements—Effective January 1, 2006, the Partnership adopted Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standard ("SFAS") No. 154, *Accounting Changes and Error Corrections*. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle as well as changes required by a new accounting pronouncement. SFAS No. 154 eliminates the requirement in Accounting Principles Board No. 20, *Accounting Changes*, to include the cumulative effect of changes in accounting principle in the statement of operations in the period of change. Instead, this statement requires retrospective application of changes in accounting principle to prior periods' financial statements. Adoption has not impacted the Partnership's financial statements.

Future Adoption of New Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. The Partnership is currently evaluating the impact of SFAS No. 157 on its financial statements.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*. FIN 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is recognition and a company must determine whether it is more likely than not that a tax position will be sustained. The second step is measurement. A company that meets the more likely than not tax position should measure the tax position at the largest amount of benefit that has greater than 50% chance of being realized upon ultimate settlement. FIN 48 is effective for the Partnership beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material impact on the Partnership's financial statements.

3. PROPERTY

Property at December 31, 2006 and 2005, comprises the following:

	2006	2005
Equipment	$ 435,832	$ 416,292
Furniture	247,493	247,147
Computer software	49,649	49,649
Total	732,974	713,088
Less accumulated depreciation	501,696	426,949
Property—net	$ 231,278	$ 286,139

4. NOTES RECEIVABLE

Included in other assets are two notes receivable with balances totaling $77,148 and $121,999 at December 31, 2006 and 2005, respectively, that the Partnership has issued to certain of its representatives. One note receivable, with a balance of $77,148 and $117,740 at December 31, 2006 and 2005, respectively, bears interest at the prime rate plus 2.0% (10.25% at December 31, 2006) and (9.25% at December 31, 2005), requires monthly payments of $4,138, adjusted on a quarterly basis for changes in the prime rate, and matures in September 2008. The other note receivable, with a balance of $0 and $4,259 at December 31, 2006 and 2005, respectively, bore interest at a fixed rate of 8.0% at December 31, 2005, required monthly payments of $868, and matured in May 2006.

5. EMPLOYEE BENEFIT PLANS

The Partnership participates in the Retirement Incentive Savings Plan ("RISP") provided by Pacific Life, which substantially covers all employees after three months of service. The Partnership matched 75% of employee contributions, up to a maximum of 6% of eligible employee compensation up to the Internal Revenue Service maximum allowable amount. The matching contributions were in the form of common stock of Pacific LifeCorp, Pacific Life's immediate parent, through an Employee Stock Ownership Plan ("ESOP"). In October 2006, Pacific LifeCorp's Board of Directors authorized a plan to terminate the ESOP feature of the RISP and replace it with a cash match benefit. Effective for the pay period ended October 31, 2006, matching contributions were made in cash. Pacific LifeCorp also repurchased the outstanding allocated and unallocated shares of the ESOP in cash. The Partnership's share of contributions to this Plan was $186,444 and $163,525 for the years ended December 31, 2006 and 2005, respectively.

The Partnership's employees are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. On January 1, 2005, the contribution credits for employees with less than 10 years of service ceased and were replaced by contribution credits into the RISP. On January 1, 2007, the contribution credits for all other employees ceased and will also be replaced by contribution credits into the RISP. During the years ended December 31, 2006 and 2005, the Partnership's contribution to the Pension Plan was $22,903 and $27,397, respectively.

Certain employees of the Partnership are eligible to participate in a deferred compensation plan (the "DC Plan") provided by the Partnership. This plan permits certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The primary expense, other than compensation related to this plan, is the interest of the deferred compensation. Deferred compensation in the amount of $1,276,933 and $1,319,146 as of December 31, 2006 and 2005, respectively, is included in commissions payable and other liabilities. Payment of the DC Plan liability is guaranteed by PSD in the event the Partnership is not able to fulfill its obligations under the DC Plan.

6. COMMISSIONS PAYABLE AND OTHER LIABILITIES

Commissions payable and other liabilities at December 31, 2006 and 2005, comprise the following:

	2006	2005
Commissions payable	$ 1,677,333	$ 1,444,181
Deferred compensation liability	1,276,933	1,319,146
Other accrued liabilities	766,548	450,648
Accounts payable	64,119	195,661
Commissions payable and other liabilities	$ 3,784,933	$ 3,409,636

7. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less nonallowable assets and applicable haircuts. At December 31, 2006 and 2005, the Partnership had regulatory net capital of $2,182,360 and $1,903,110, which was $1,914,067 and $1,661,784 in excess of its required net capital of $268,293 and $241,326, respectively. At December 31, 2006 and 2005, the Partnership's aggregate indebtedness was 1.84 and 1.90 times its net capital, respectively.

8. RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

Rule 15c3-3 (the "Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

9. RELATED-PARTY TRANSACTIONS

Related-party balances as of December 31, 2006 and 2005, are as follows:

	2006	2005
Commissions receivable from affiliate (Pacific Life)	$ 71,255	$ 69,275
Due to Pacific Life	$ 288,456	$ 260,261
Due from Pacific Life	(49,000)	(50,000)
Due to affiliate—net	$ 239,456	$ 210,261
Subordinated loan payable to affiliate	$ -	$ 200,000

Pacific Life and PSG pay certain expenses on the Partnership's behalf. At December 31, 2006 and 2005, the balance due to affiliate for reimbursement of such expenses was $288,456 and $260,261, respectively. For the years ended December 31, 2006 and 2005, total reimbursements were $3,897,340 and $3,570,740, respectively, and are included in operating expenses.

Commissions totaling $3,715,475 and $3,554,281 for the years ended December 31, 2006 and 2005, respectively, were earned through sales of Pacific Life products.

The Partnership also receives product allowances from Pacific Life for selling its variable life products. Such product allowances were $58,007 and $39,177 for the years ended December 31, 2006 and 2005, respectively.

The Partnership also receives sponsorship fees from Pacific Life to cover the expenses that the Partnership incurs for planning and organizing business and educational conferences and other marketing activities. The total sponsorship fees received by the Partnership from Pacific Life totaled $206,600 and $144,650 for the years ended December 31, 2006 and 2005, respectively. The balance due from affiliates for sponsorship fees totaled $49,000 and $50,000 at December 31, 2006 and 2005, respectively.

The Partnership borrowed $200,000 during 2003 from PSD under a subordinated loan agreement. The subordinated loan bore interest at prime plus 2.0% (9.25% at December 31, 2005). The Partnership paid back this $200,000 subordinated loan in 2006.

10. COMMITMENTS AND CONTINGENCIES

Litigation—The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the amount of losses, if any, resulting from this litigation are not likely to be material to the financial position or results of operations of the Partnership.

As of December 31, 2006, the Partnership accrued $200,000 for certain matters resulting from the actions of its representatives. Each matter is covered under the Partnership's Fidelity Bond or Errors and Omissions insurance policies. The amount accrued represents the Partnership's deductible for these matters.

Financial Instruments With Off-Balance-Sheet Credit Risk—As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully-disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Partnership's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Partnership and its clearing agents provide that the Partnership is obligated to assume any exposure related to such nonperformance by the Partnership's customers. The Partnership monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis and seeks to control the aforementioned risks by requiring the registered representative to compensate the Partnership for nonperformance by the customer.

Operating Leases—The Partnership leased its office space under an operating lease agreement, which was amended during 2003 to include additional office space and expired on December 31, 2006. The Partnership has renewed its lease for a one-year term that will expire on December 31, 2007. The Partnership also leases equipment under operating lease agreements that expire through June 2008. The Partnership's rent expense was $366,828 and $370,004 for the years ended December 31, 2006 and 2005, respectively, under these agreements. The following are future minimum lease obligations on noncancelable operating leases:

2007	$370,074
2008	5,965
Total	$376,039

* * * * * *

SUPPLEMENTAL SCHEDULE

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

NET CAPITAL:	
Total partners' capital qualified for net capital	$ 3,250,454
Add liabilities subordinated to claims of general creditors	
Total partners' capital qualified for net capital	3,250,454
Deductions—nonallowable assets:	
Property—net	231,278
Nonadmitted commissions receivable	88,338
Other assets	649,549
Total deductions	969,165
Less haircuts	98,929
NET CAPITAL	$ 2,182,360
AGGREGATE INDEBTEDNESS	$ 4,024,389
MINIMUM CAPITAL REQUIRED	$ 268,293
NET CAPITAL IN EXCESS OF MINIMUM CAPITAL REQUIRED	$ 1,914,067
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.84 to 1

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's unaudited FOCUS report, Part IIA, Form X17a-5 as of December 31, 2006.

Deloitte.

Deloitte & Touche LLP
Suite 1200
2901 N. Central Avenue
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

February 27, 2007

In planning and performing our audits of the financial statements of United Planners' Financial Services of America, A Limited Partnership (the "Partnership") as of and for the years ended December 31, 2006 and 2005, (on which we issued our report dated February 27, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making periodic computations for proprietary accounts of introducing brokers ("PAIB")). We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the

effectiveness of their design and operation deteriorate. A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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